Disclaimer:
The financial numbers of Korea Electric Power Corporation (“KEPCO”) and its six-generation subsidiaries (“GENCOs”) as presented below are not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of GENCOs, after adjusting for major inter-company transactions. It must be noted that this information has been prepared by KEPCO for its internal purpose and for the convenience of KEPCO’s investors based upon the information that is available to KEPCO management at the time of preparation. This financial information has not been audited or reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial statement may not necessarily be indicative of the results of operations of KEPCO and GENCOs and should not be relied upon, or form a basis of entering into any contract, for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO and GENCOs.

Unaudited, preliminary STATEMENT OF INCOME including six Gencos only for the fiscal year ending December 31, 2005 and 2004

	From Jan. 1, 2005	From Jan. 1, 2004	Year on Year
(Unit: in billions of Korean Won)	Through Dec. 31, 2005	Through Dec. 31, 2004	Change
Operating revenues:	25,236	23,661	6.7%

Sale of electric power	24,671	23,193	6.4%
Other operating revenues	448	358	25.3%
Revenues for other businesses	117	110	6.5%
Operating expenses:	21,460	19,404	10.6%

Fuel	8,280	7,421	11.6%
Power purchased for resale	1,507	1,345	12.1%
Maintenance	1,851	1,770	4.6%
Depreciation	5,127	4,722	8.6%
Commission	651	597	8.9%
Other operating expenses	3,921	3,437	14.1%
Expenses for other businesses	123	112	9.2%
Operating income	3,776	4,257	-11.3%

Other income:	1,183	1,719	-31.2%

FX gain	355	876	-59.5%
Investment income from affiliates	182	277	-34.5%
Other	647	566	14.4%
Other expenses:	1,132	1,330	-14.9%

Interest expenses	614	707	-13.1%
FX loss	31	9	232.6%
Investment loss from affiliates	3	—	—
Other	484	614	-21.1%
Income before tax	3,827	4,646	-17.6%

Provision for income tax	1,378	1,765	-21.9%

Net income	2,449	2,881	-15.0%